Exhibit 12(d)

Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	2001	2002	2003	2004	2005

Earnings, as defined:
Income from continuing operations
before income taxes	$48,250	$86,326	$80,319	$76,936	$115,764
Adjust for distributed income of equity
investees	(1,620)	(2,544)	(20,536)	26,616	4,069
Equity in loss of equity method
investments	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	-	-	-
Fixed charges, as below	64,964	61,403	60,304	55,530	57,739
Total earnings, as defined	$111,594	$145,185	$120,087	$159,082	$177,572

Fixed charges, as defined:
Interest charges	$64,002	$60,317	$59,363	$54,297	$56,866
Rental interest factor	962	1,086	941	1,233	873
Total fixed charges, as defined	$64,964	$61,403	$60,304	$55,530	$57,739

Ratio of earnings to fixed charges	1.72x	2.36x	1.99x	2.86x	3.08x